Exhibit 99.1

EXECUTION VERSION

July 6, 2015

Fission Uranium Corp.

700-1620 Dickson Avenue

Kelowna, British Columbia

V1Y 9Y2

Attention: Devinder Randhawa, Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

Re:	Transaction Involving Denison and Fission

This letter sets forth the binding agreement between us regarding the acquisition (the “Transaction”) by Denison Mines Corp. either directly or through a wholly owned subsidiary (“Denison”), of all of the issued and outstanding common shares of Fission Uranium Corp. (together with its subsidiaries, “Fission”), such that following completion of the Transaction, Denison will own 100% of the issued and outstanding shares of Fission, directly or indirectly. Denison and Fission are collectively referred to herein as the “Parties” and each is referred to as a “Party”.

While this letter sets out the basic binding provisions regarding the Transaction, we agree that the Transaction is intended to proceed pursuant to a definitive acquisition agreement (the “Acquisition Agreement”), which shall be consistent with this letter agreement and will set out the detailed provisions regarding the Transaction and its structure and other terms, conditions, representations and warranties that are usual in a transaction of the nature of the Transaction. Denison and Fission agree to negotiate in good faith to finalize the Acquisition Agreement. Notwithstanding the foregoing, if we are not successful in entering into an Acquisition Agreement on or before July 27, 2015 or such later date as we may agree, acting reasonably, the Transaction shall proceed pursuant to this letter agreement.

Each of Denison and Fission will use its best efforts to obtain support agreements, substantially in the form attached as Schedule A to this letter agreement, (the “Support Agreements”) with Denison and Fission’s directors and officers pursuant to which, subject to the terms and conditions thereof, they each agree to vote in favour of the Transaction and which shall be entered into as soon as possible and in any event no later than the date a definitive Acquisition Agreement is entered into or such later date as the Parties may agree.

Certain terms bearing initial capital letters that are not defined in the body of this letter agreement have the meanings set out in Schedules B and C attached to this letter agreement.

1.	Transaction

The Transaction will be structured as plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”).

(a)

Pursuant to the Arrangement, Denison shall acquire all of the outstanding shares of Fission (“Fission Shares”) on the basis that shareholders of Fission (the “Fission Shareholders”) will receive 1.26 common shares of Denison (each, a “Denison Share”) and cash in the amount of $0.0001 for each Fission Share held (the “Exchange Ratio”). The Parties acknowledge and agree that the Exchange Ratio has been determined on the basis that in no event shall Denison be required to issue a number of Denison Shares that is greater than the total number of Denison Shares outstanding (on an undiluted basis) immediately prior to the completion of the Transaction less 100,000. In the event that issuing Denison Shares in accordance with the Exchange Ratio would require that Denison issue a number of Denison Shares that is greater than that number of outstanding Denison Shares then the Parties agree that the Exchange Ratio shall be adjusted on the basis that the total number of Denison Shares to be issued shall not exceed the total number of Denison Shares outstanding less 100,000. The Parties further acknowledge and agree that, in the event that Denison effects the Share Consolidation described in (f) below prior to the time at which it acquires the Fission Shares, the Exchange Ratio shall be adjusted to reflect such consolidation. In the event of any such adjustments the exchange ratio so determined shall be the “Exchange Ratio” for all purposes;

(b)

An Eligible Holder whose Fission Shares are exchanged for Denison Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election pursuant to section 85 of the Income Tax Act (Canada) (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in a tax instruction letter on or before the date that is ninety (90) days after the Effective Date. Neither Fission, Denison nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within ninety (90) days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Income Tax Act (Canada) (or any applicable provincial legislation). In its sole discretion, Denison or any successor corporation may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but will have no obligation to do so.

(c)

If requested by Denison, Fission will, prior to the Effective Date, convey its interest in the PLS Property and/or any other assets, rights or properties of Fission to a newly-formed, wholly-owned subsidiary of Fission in exchange for shares of such subsidiary on a tax-free rollover basis pursuant to Section 85(1) of the Income Tax Act (Canada). Denison will indemnify Fission for the amount of any Saskatchewan land registration fees actually paid by Fission in respect of such transfer in the event the Transaction is not completed.

(d)

Fission acknowledges and agrees that Denison may, subject to the prior written approval of Fission, which approval shall not be unreasonably withheld, conditioned or delayed:                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                          (each a “Permitted Transaction” and, together, the “Permitted Transactions).

(e)

Subject to receipt of all necessary regulatory approvals, all outstanding options to purchase Fission Shares (“Fission Options”) and all outstanding warrants to purchase Fission Shares (“Fission Warrants”) shall be adjusted in accordance with the adjustment provisions in the relevant options, option plan, warrant indentures and warrant certificates (or in the case of the Fission Options be exchanged pursuant to the Arrangement at the sole option of Fission ) so that, following completion of the Arrangement, each optionholder or warrantholder shall receive, upon exercise of the Fission Option or Fission Warrant, as the case may be, that number of Denison Shares determined in accordance with the Exchange Ratio in lieu of each Fission Share to which they were otherwise entitled upon such exercise. Such Fission Options shall continue to be governed by the Fission option plan. Further, all Fission Options that are held by a person who will no longer be employed or retained by Fission or Denison following the completion of the Transaction shall become fully vested upon completion of the Transaction and remain in full force and effect until the later of December 31, 2015 or the date upon which such Fission Options would expire or terminate in accordance with the Fission option plan;

(f)	Denison will consolidate its outstanding shares on a 2 to 1 basis following the completion of the Transaction (the “Share Consolidation”);

(g)	Denison will change its name to “Denison Energy Corp.” (the “Name Change”).

2.	Board of Directors and Management of Denison

(a)

The board of directors of Denison following the completion of the Transaction shall be as follows: one director nominated by KEPCO, Catherine Stefan, Ron Hochstein, Lukas Lundin (non-Executive Chairman), Brian Edgar, Devinder Randhawa, Ross E. McElroy, Frank Estergaard, William Marsh and Jeremy Ross.

(b)

Senior management of Denison following completion of the Transaction shall be: Devinder Randhawa (Chief Executive Officer), Ross E. McElroy (President and Chief Operating Officer) and David Cates (Chief Financial Officer).

(c)

Following completion of the Transaction, the accounting and finance functions of Denison will continue to be performed in the Toronto offices of Denison and Denison shall maintain its registered office in the Province of Ontario.

COMMERCIALLY SENSITIVE INFORMATION HAS BEEN REDACTED

3.	Representations and Warranties of Fission

Fission represents and warrants to Denison, and acknowledges that Denison is relying upon these representations and warranties in connection with entering into this letter agreement and completing the Transaction as follows:

(a)

Fission has filed with the securities regulatory authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Fission Public Documents”). The Fission Public Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Fission, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Fission. Fission has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential;

(b)	Fission has no material liabilities and is not subject to any significant encumbrances or any material litigation that has not been disclosed in the Fission Public Documents;

(c)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Fission and this agreement constitutes a valid and binding obligation of Fission, enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought;

(d)

except for the drilling program which was announced by Fission on June 18, 2015, Fission has not entered into any joint venture, work program, or made any other commitment or undertaking of any nature for which Fission will be required to pay greater than $250,000 over the next three months that has not been disclosed in the Fission Public Documents;

(e)	Neither Fission nor any of its subsidiaries is party to a joint venture agreement;

(f)

Fission has spent all amounts required with respect to flow-through shares issued by Fission prior to April 29, 2015 on qualifying Canadian exploration expenditures (within the meaning of the Income Tax Act (Canada));

(g)

There are 386,238,121 Fission Shares issued and outstanding, 1,380,538 Fission Warrants outstanding, and 33,578,333 Fission Options outstanding. Other than the Fission Warrants and Fission Options, there are no other securities convertible or exercisable for Fission Shares;

(h)	The board of directors of Fission (the “Fission Board”):

(i) has received a verbal opinion from Dundee Securities Ltd. that the Transaction is fair from a financial point of view to the Fission Shareholders;

(ii) after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Fission; and

(iii) has, accordingly, approved entering into this letter agreement and making a recommendation to Fission Shareholders that they vote in favour of the approval of the Arrangement.

Fission acknowledges and agrees that the above representations and warranties are not the only representations and warranties that it will be required to provide in the Acquisition Agreement and that the Acquisition Agreement will contain additional representations and warranties that are usual and customary for a transaction of the nature of the Transaction.

4.	Representations and Warranties of Denison

Denison represents and warrants to Fission as follows, and acknowledges that Fission is relying upon these representations and warranties in connection with entering into this letter agreement and completing the Transaction as follows:

(a)

Denison has filed with the securities regulatory authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Denison Public Documents”). The Denison Public Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Denison, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Denison. Denison has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential;

(b)	Denison has no material liabilities and is not subject to any significant encumbrances or any material litigation that has not been disclosed in the Denison Public Documents;

(c)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Denison and this agreement constitutes a valid and binding obligation of Denison, enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought;

(d)

Denison has not entered into any joint venture, work program, or made any other commitment or undertaking of any nature for which Denison will be required to pay greater than $250,000 over the next three months that has not been disclosed in the Denison Public Documents;

(e)

No approval or consent of any counterparty to any joint venture agreement to which Denison or any of its subsidiaries are party is necessary to permit the Transaction to proceed or in order that such joint venture agreements continue in full force and effect following consummation of the Transaction, and the consummation of the Transaction will not give any counterparty the right to acquire any additional interest in the properties that are subject to such joint venture agreements,

(f)

Denison has spent all amounts required with respect to flow-through shares issued by Denison prior to August 2014 on qualifying Canadian exploration expenditures (within the meaning of the Income Tax Act (Canada));

(g)

There are 518,438,669 Denison Shares issued and outstanding, 7,331,085 Denison Shares reserved for issuance pursuant to outstanding options and 188,066 Denison Shares reserved for issuance pursuant to outstanding warrants. There are no other convertible securities or other rights to acquire Denison Shares outstanding; and

(h)	The board of directors of Denison(the “Denison Board”):

(i) has received a verbal opinion from Haywood Securities Inc. that the Transaction is fair from a financial point of view to Denison;

(ii) after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Denison; and

(iii) has, accordingly, approved entering into this letter agreement and making a recommendation to Denison Shareholders that they vote in favour of resolutions approving the issue of Denison Shares pursuant to the Arrangement, the Name Change and the Share Consolidation.

Denison acknowledges and agrees that the above representations and warranties are not the only representations and warranties that it will be required to provide in the Acquisition Agreement and that the Acquisition Agreement will contain additional representations and warranties that are usual and customary in a transaction in the nature of the Transaction.

5.	Definitive Acquisition Agreement

Denison and Fission will immediately commence negotiation of the terms of a definitive Acquisition Agreement in good faith and on the basis provided in this letter agreement, which shall include customary provisions for an agreement relating to a transaction of this nature.

Denison and Fission will use their good faith best efforts to enter into the Acquisition Agreement as soon as possible, and in any event by July 27, 2015, and to close the Transaction as soon as possible, and in any event by the Outside Date.

6.	Conduct of Business

From and after the execution and delivery of this letter agreement by and until the execution of the Acquisition Agreement (which will include comparable provisions) or the Effective Date (whichever first occurs), each Party agrees with the other that it shall:

(a)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)

use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(c)	not:

(i)

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any common shares of its capital or any securities convertible into common shares of its capital (other than in connection with the exercise, in accordance with their respective terms, of outstanding options, warrants or other convertible securities) or except as provided for in this letter agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of its outstanding options, warrants or other convertible securities; amend or propose to amend its articles or by-laws or other constating documents; or, except as contemplated by this letter agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in its common shares, any other of its securities or its share capital;

(ii)

except for the Permitted Transactions in the case of Denison, sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

(iii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(iv)	except as contemplated by this letter agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

(v)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(vi)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in such Party’s financial statements filed on SEDAR or incurred in the ordinary course of business consistent with past practice;

(vii)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material licence, lease, permit, material contract or other material document, without first advising the other Party and obtaining such Party’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by such Party, acting reasonably, provided, however, it is acknowledged and agreed that Denison may enter into a lease for its Toronto office for a five year term;

(viii)

enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this letter agreement provided, however, that: (A) it is acknowledged and agreed that Denison may take such action as may be required in order to ensure that: (a) any options to purchase Denison Shares held by a person who will no longer be an officer of or employed or retained by Denison following completion of the Transaction shall become fully vested upon completion of the Transaction and remain in full force and effect until the later of December 31, 2015 or the date upon which such Denison Options would expire or terminate in accordance with the Denison option plan, notwithstanding that the holder is no longer an officer, consultant or employee of Denison; and (b) those employees or consultants of Denison who would, under their existing Employment or Consulting Agreements be entitled to severance, termination or other payments upon completion of the Transaction will be offered retention bonuses as set forth in Schedule D in lieu of receiving such payments in respect of the completion of the Transaction; (B) it is acknowledged and agreed that Fission may take such action as may be required in order to ensure that: (a) any options to purchase Fission Shares held by a person who will no longer be an officer of or employed or retained by Fission or Denison following completion of the Transaction shall become fully vested upon completion of the Transaction and remain in full force and effect until later of December 31, 2015 or the date upon which such Fission Options would expire or terminate in accordance with the Fission option plan, notwithstanding that the holder is no longer an officer, consultant or employee of Fission or Denison; and (b) those employees or consultants of Fission who would, under their existing Employment or Consulting Agreements be entitled to severance, termination or other payments upon completion of the Transaction will be offered retention bonuses as set forth in Schedule D in lieu of receiving such payments in respect of the completion of the Transaction; and (C) it is acknowledged and agreed that the Parties will abide by the terms and conditions of any employment agreements and consulting agreements in respect of any person who will no longer be employed or retained by Denison or Fission, as the case may be, after the Transaction, including with respect to the payments of any severance amounts or change of control payments, if applicable;

(ix)	enter into or adopt any shareholder rights plan or similar agreement or arrangement; or

(x)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Transaction or the transactions contemplated in this letter agreement;

(d)	comply in all material respects with all applicable Laws, including securities Laws and tax Laws; and

(e)	make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the Transactions contemplated in this letter agreement.

7.	Additional Covenants of Denison

(a)

Denison will convene and hold a special meeting of its shareholders (including any adjournment, the “Denison Meeting”) for the purpose of: (i) approving the issuance of Denison Shares pursuant to the Arrangement (the “Share Issuance Resolution”); (ii) approving the Name Change; and (iii) approving the Share Consolidation as soon as reasonably practicable and, in any event no later than the date of the Fission Meeting (as hereinafter defined). Except as otherwise provided in this Agreement, Denison shall not adjourn or otherwise change the timing of the Denison Meeting without the prior written consent of Fission, such consent not to be unreasonably withheld or delayed. In connection with the Denison Meeting, as promptly as reasonably practicable, Denison shall prepare a management information circular (the “Denison Circular”) which may be a joint circular with Fission, together with any other documents required by applicable laws in connection with the approval as stated above and Denison shall give Fission the opportunity to review and comment on the Denison Circular and all such other documents and the Denison Circular and all such other documents shall be reasonably satisfactory to Fission, acting reasonably, before they are filed or distributed to the shareholders of Denison subject to any disclosure obligations imposed on Denison by any regulatory authority or any stock exchange;

(b)

Denison shall ensure that the Denison Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Denison Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Fission );

(c)

Denison shall promptly furnish to Fission all information concerning Denison as may be required for the preparation of the Fission Circular and hereby covenants that no information furnished by Denison in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided;

(d)	The total amount payable by Denison to the Denison Financial Advisors in respect of the Transaction will not exceed in the aggregate.

COMMERCIALLY SENSITIVE INFORMATION HAS BEEN REDACTED

8.	Additional Covenants of Fission

(a)

As soon as practicable, Fission will apply to a court of competent jurisdiction and obtain an interim order in respect of the Arrangement (the “Interim Order”) on terms satisfactory to each of Fission and Denison;

(b)

Following approval of the Fission Resolution and the Denison Resolutions at the Fission Meeting and the Denison Meeting, respectively, Fission will forthwith apply to a court of competent jurisdiction for a Final Order approving the Arrangement on terms satisfactory to each of Fission and Denison;

(c)

Fission will convene and hold a special meeting of its shareholders (including any adjournment, the “Fission Meeting”) as soon as practicable for the purpose of approving the Arrangement (the “Fission Resolution”). Except as otherwise provided in this Agreement, Fission shall not adjourn or otherwise change the timing of the Fission Meeting without the prior written consent of Denison, such consent not to be unreasonably withheld or delayed. In connection with the Fission Meeting, as promptly as reasonably practicable, Fission shall prepare a management information circular (the “Fission Circular”) which may be a joint circular with Denison, together with any other documents required by applicable laws in connection with the approval of the Fission Resolution and Fission shall give Denison the opportunity to review and comment on the Fission Circular and all such other documents and the Fission Circular and all such other documents shall be reasonably satisfactory to Denison, acting reasonably, before they are filed or distributed to the shareholders of Fission, subject to any disclosure obligations imposed on Fission by any securities regulatory authority or any stock exchange.

(d)

Fission shall ensure that the Fission Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Fission Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Denison);

(e)

Fission shall promptly furnish to Denison all information concerning Fission as may be required for the preparation of the Denison Circular and hereby covenants that no information furnished by Fission in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided;

(f)	The total amount payable by Fission to the Fission Financial Advisor and the Fission Strategic Advisor in respect of the Transaction will not exceed in the aggregate.

COMMERCIALLY SENSITIVE INFORMATION HAS BEEN REDACTED

9.	Conditions Precedent to Completion

The completion of the Transaction will be subject to a number of conditions precedent including:

(a)

approval of the Fission Resolution by the shareholders of Fission, such approval to be the affirmative vote of the holders of 66 2/3% of the issued and outstanding Fission Shares present in person or by proxy at a meeting of such securityholders plus any minority approvals if so required pursuant to Multilateral Instrument 61-101;

(b)

the approval of the Share Issuance Resolution by the shareholders of Denison, such approval to be the affirmative vote of the holders of 50.1% of the issued and outstanding Denison Shares present in person or by proxy at a meeting of such securityholders;

(c)	each Party shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by them prior to the completion of the Transaction;

(d)

the representations and warranties of each Party shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction;

(e)	the receipt of all regulatory and other approvals;

(f)	other normal conditions precedent, including the absence of a Material Adverse Change in Fission, in the case of Denison, and Denison, in the case of Fission;

(g)	the execution, delivery and continued enforceability of the Support Agreements;

(h)	all material third party consents shall have been obtained;

(i)	holders of no more than 5% of the outstanding Fission Shares shall have exercised their rights of dissent in respect of the Arrangement;

(j)

no cash distributions, material compensation adjustments or any grant of equity interests between signing of the Acquisition Agreement and closing of the Transaction except as provided in the letter agreement.

10.	Non-Solicitation

The Parties agree to be bound by the covenants and provisions set forth in Schedule “C”.

11.	Due Diligence Review

(a)

Commencing on the date of this letter agreement and continuing until July 27, 2015, the Parties shall have the right to conduct a confirmatory due diligence review of each other’s business, operations and assets.

(b)

Each of the Parties and their respective accountants, legal counsel, technical, strategic and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents, have full access during normal business hours upon reasonable notice to all properties, information and records relating to any other Party, including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever.

(c)

Until the completion of the Transaction, each Party shall promptly notify the other Party of any significant development or material change relating to its business, operations, assets or prospects, promptly after becoming aware of any such development or change.

(d)	Any investigation made by a Party and its advisors shall not mitigate, diminish or affect the representations made to such Party by the other parties hereto.

12.	Termination

This letter agreement may be terminated at any time:

(a)

by Denison on or before July 27, 2015 if the due diligence review undertaken by Denison has resulted in the discovery of a material fact or material change (as such terms are defined in the Securities Act (Ontario)) with respect to Fission which has not been publicly disclosed in the Fission Public Documents and which could reasonably be expected to have a Material Adverse Effect on Fission;

(b)

by Fission on or before July 27, 2015 if the due diligence review undertaken by Fission has resulted in the discovery of a material fact or material change (as such terms are defined in the Securities Act (Ontario)) with respect to Denison which has not been publicly disclosed in the Denison Public Documents and which could reasonably be expected to have a Material Adverse Effect on Denison;

(c)	by mutual written agreement of Denison and Fission;

(d)

by Denison or Fission if the Transaction has not been completed by the Outside Date otherwise than as a result of the breach by the terminating party of any covenant or obligation under this letter agreement or as a result of any representation or warranty of the terminating Party in this letter agreement being untrue or incorrect in a material respect; provided, however, that if completion of the Transaction is delayed by (i) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (ii) Denison or Fission not having obtained any regulatory waiver, consent or approval which is necessary to permit the completion of the Transaction, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, neither Party shall be entitled to terminate this letter agreement pursuant to this clause (d) until the earlier of November 30, 2015 and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(e)

by either Denison or Fission if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(f)	by either Denison or Fission (the “non-defaulting party”) at any time if:

(i)	the other party (the “defaulting party”) is in default of any material covenant or obligation under this letter agreement, or

(ii)

any representation or warranty of the defaulting party shall have been at the date hereof untrue or incorrect in any material respect or shall have become untrue or incorrect in any material respect at any time prior to execution of the Acquisition Agreement, except for such inaccuracies in the representations and warranties, which individually or in the aggregate, would not reasonably be expected, to have a Material Adverse Effect on the Party making such representation or prevent or materially delay the consummation of the transactions contemplated herein, provided that the non-defaulting party shall be required to deliver written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this clause (f) only if such default or breach shall not have been cured by the close of business on the third Business Day after the delivery of such notice;

(g)

by either Party if: (i) the board of directors of the other Party shall have made a Change in Recommendation (as defined in Schedule C); or (ii) the board of directors of the other Party shall have approved or recommended an Acquisition Proposal; or (iii) the other Party shall have entered into a definitive agreement with respect to a Superior Proposal; or

(h)

by either Party in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule C and the payment of the Termination Payment required to be paid pursuant to Section 4 of Schedule “C”, provided, for greater certainty, that any such termination shall terminate this agreement for both Parties.

13.	Remedies

Subject to the provisions of Schedule C hereof, each of Fission and Denison acknowledges and agrees that an award of money damages would be inadequate for any breach of this letter agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, Fission and Denison agree that, in the event of any breach or threatened breach of this letter agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this letter agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

14.	General

(a)

Subject to Schedule C, the Parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, strategic advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses. Each Party represents to the other that with the exception of (i) the respective strategic advisors and financial advisors and their Affiliates, the fees and expenses of which shall be the responsibility of the relevant Party (and are subject to the limitation on the aggregate amount thereof set forth in this letter agreement) and (ii) the reasonable and customary fees payable to the board of directors of a Party for any meetings held by them in connection with the consideration of the Transaction or fees payable to the members of any independent committee of a board of a Party formed for the purpose of considering the Transaction, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein except pursuant to existing consulting arrangements that were not entered into in contemplation of the Transaction.

(b)	This letter agreement may not be amended except by an instrument in writing signed by both of the Parties.

(c)

At any time prior to the termination of this Agreement, either Party may: (i) extend the time for the performance of any of the obligations or other acts of the other Party; or (ii) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No waiver by either Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this letter agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

(d)

Any notice, consent, waiver, direction or other communication required or desired to be given under this Agreement by a Party (a “notice”) shall be in writing and may be given by facsimile transmission or by courier addressed to the Party to which the notice is to be given at its address for service as provided below. Any notice shall, if couriered, be deemed to have been given and received on the date on which it was couriered to the address as provided below; provided that if such day is not a Business Day it will be deemed to have been given and received on the next day that is a Business Day, and if sent by facsimile transmission, be deemed to have been given and received on the day of receipt; provided that if such day is not a Business Day it will be deemed to have been given and received on the next day that is a Business Day, in each case provided that if the notice is actually received after 4:30 p.m. (Toronto time) on a Business Day, it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the Parties hereto shall be as follows:

(i)	For Fission:

Fission Uranium Corp.

700 - 1620 Dickson Avenue

Kelowna, BC V1Y 9Y2

Attention: Devinder Randhawa, Chairman and Chief Executive Officer

Fax: (250) 868-8493

With a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3

Attention: Bob Wooder

Fax: (604) 631-3309

(ii)	For Denison:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, Ontario M5G 2C2

Attention: President and Chief Executive Officer

Fax: (416) 979-5893

With a copy to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention: Chad Accursi

Fax: (416) 642-7131

(e)

If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the agreement to preserve each Party’s anticipated benefits under this letter agreement.

(f)

This letter agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof.

(g)

This letter agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This letter agreement may not be assigned by a Party without the prior written consent of the other Party.

(h)

This letter agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

(i)	This letter agreement is not intended to confer on any person other than the Parties any rights or remedies.

(j)	Time shall be of the essence in this Agreement.

(k)	This letter agreement may be executed in counterparts and when so executed shall constitute one document, notwithstanding that the Parties are not signatories to the same counterpart.

[Remainder of page intentionally left blank]

Please confirm your agreement to be bound by the terms and conditions of this letter agreement by countersigning and returning a copy of this letter agreement to the undersigned.

Yours truly,

DENISON MINES CORP.

By:	(signed) “Ron F. Hochstein”
Executive Chairman

Confirmed and agreed to this 6th day of July, 2015

FISSION URANIUM CORP.

By:	(signed) “Devinder Randhawa”
Chairman and Chief Executive Officer

SCHEDULE A

Support Agreement

[See attached.]

SUPPORT AGREEMENT

THIS AGREEMENT is made as of the      day of July, 2015.

BETWEEN:

(the “Shareholder”)

- and -

Denison Mines Corp., a corporation incorporated under the Business Corporations Act (Ontario)

(the “Purchaser”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Fission Uranium Corp. (the “Company”), a corporation existing under the laws of Canada, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Shareholder is the holder of that number of options to acquire Shares (the “Options”), if any, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Purchaser and the Company entered into a binding letter agreement dated July 6, 2015 (the “Letter Agreement”) and propose to negotiate and enter into a definitive acquisition agreement (the “Acquisition Agreement”) which will supersede the Letter Agreement;

AND WHEREAS the Letter Agreement contemplates an arrangement whereby, among other things, the Purchaser will acquire, directly or through a wholly owned subsidiary, all of the Shares (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Purchaser has been induced to continue to negotiate the Acquisition Agreement and to pursue the completion of the Arrangement by the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Letter Agreement shall have the respective meanings ascribed to them in the Letter Agreement.

For the purposes of this Agreement:

“Subject Securities” means, collectively, the Shareholder’s Subject Shares, Subject Options and Subject Warrants;

“Subject Options” means that number of Options set forth on the Shareholder’s signature page attached to this Agreement, if any, being all of the Options owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction;

“Subject Shares” means that number of Shares set forth on the Shareholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the exercise by the Shareholder of Options or otherwise acquired by the Shareholder after the date hereof; and

“Subject Warrants” means that number of Warrants set forth on the Shareholder’s signature page attached to this Agreement, if any, being all of the Warrants owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction.

ARTICLE 2

COVENANTS

Section 2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of shareholders or optionholders or warrantholders of the Company called to vote upon the Letter Agreement, the Acquisition Agreement, the Arrangement or the transactions contemplated thereby or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect thereto is sought, the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities in favour of the approval of the Letter Agreement, the Acquisition Agreement, the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b)

at any meeting of shareholders or optionholders or warrantholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or optionholders or warrantholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/ or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Letter Agreement, the Acquisition Agreement or the Arrangement;

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(c)	the Shareholder shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and shall not permit any such Person to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Transaction;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal; or

(v)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(d)

the Shareholder will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than the Purchaser) by such Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents in with respect to any potential Acquisition Proposal, whether or not initiated by the Shareholder or any of its officers, directors, employees, representatives or agents;

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(e)

the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any Person, other than pursuant to the Letter Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(f)

subject to Section 5.1, the Shareholder shall not call any meeting of shareholders, give any consents or approvals or take any other action of any kind, directly or indirectly, which is reasonably likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Letter Agreement;

(g)

the Shareholder shall, as a holder of Subject Securities, reasonably cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Letter Agreement and this Agreement and to oppose any matters that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Letter Agreement, the Acquisition Agreement or the Arrangement;

(h)	the Shareholder shall not exercise any rights of appraisal or rights of dissent from the Arrangement or the transactions contemplated by the Letter Agreement that the Shareholder may have; and

(i)

without limiting the generality of Section 5.2, no later than five Business Days prior to the date of the Meeting: (i) with respect to any Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked without the written consent of the Purchaser.

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Section 2.2	Co-operation/Alternative Transaction

If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Letter Agreement (including, without limitation, a take-over bid) whereby the Purchaser and/ or its affiliates effectively provide the shareholders of the Company with consideration for each Subject Share at least equal to the Exchange Ratio, and otherwise on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Letter Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement.

Section 2.3	Covenants of the Purchaser

The Purchaser agrees to comply with its obligations under the Letter Agreement. The Purchaser hereby agrees and confirms to the Shareholder that it shall take all steps required of it to consummate the Arrangement and cause the consideration payable to the Shareholder for the Subject Securities to be made available, in each case in accordance with and subject to the terms and conditions of the Letter Agreement and the Arrangement. The Purchaser hereby covenants and agrees that it shall not, without the prior written consent of the Shareholder: (i) decrease the consideration payable per Share pursuant to the Arrangement; (ii) change the amount or form of consideration payable pursuant to the Arrangement (other than to increase the total consideration per Share or to add additional consideration); (iii) impose additional conditions to completion of the Arrangement; or (iv) other than as contemplated in the Letter Agreement, otherwise vary the Arrangement or any terms or conditions thereof in a manner that is adverse to shareholders of the Company.

Section 2.4	Definitive Agreement

The Shareholder acknowledges that the Purchaser and the Company intend to negotiate and enter into a definitive Acquisition Agreement, which will be consistent with the Letter Agreement but which will set out more detailed provisions regarding the Arrangement. The Shareholder agrees that this Agreement shall continue in full force and effect notwithstanding the Purchaser and the Company entering into the Acquisition Agreement and the Acquisition Agreement thereby superseding the Letter Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Letter Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

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(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

Ownership of Shares and Other Securities. The Shareholder is the sole registered and/ or beneficial owner of its Subject Securities. The Shareholder does not own or have any interest in any other securities of the Company. The Shareholder is and will be immediately prior to the Effective Date, the registered and/ or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound,

(ii)

require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake) or permit, authorization, consent or approval of, any Regulatory Authority or any other Person, or

(iii)

subject to compliance with any approval or Laws contemplated by the Letter Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets,

6

in each case other than as would not be reasonably expected to have a materially adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Regulatory Authority against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Letter Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)

Consents. No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other Person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

(i)

Legal Proceedings. There are no legal proceedings in progress or pending before any Regulatory Authority or threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any material manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Securities.

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Section 3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

Capacity. The Purchaser validly subsists under the laws of Ontario and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

ARTICLE 4

TERMINATION

Section 4.1	Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects; or (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Letter Agreement; provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 10 Business Days of the date such notice was received by the Purchaser;

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser have notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 10 Business Days of the date such notice was received by the Shareholder; or

(d)	by the Purchaser or the Shareholder, as the case may be, if the Letter Agreement or the Acquisition Agreement is terminated in accordance with its terms.

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Section 4.2	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Shareholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities or, if applicable, to withdraw any deposited Subject Securities to any take-over bid.

ARTICLE 5

GENERAL

Section 5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholder in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his fiduciary duties as a director or officer of the Company.

Section 5.2	Further Assurances

Each of the Shareholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3	Disclosure

Each of the Shareholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any news release or any circular relating to the Purchaser Meeting or the Company Meeting.

Except as set forth above or as required by applicable laws or regulations or by any Regulatory Authority or in accordance with the requirements of any stock exchange, the Shareholder shall not make any public announcement or statement with respect to this Agreement without the approval of the Purchaser, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Purchaser prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4	Time

Time shall be of the essence in this Agreement.

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Section 5.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein.

Section 5.6	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Letter Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Shareholder.

Section 5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.11	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	the Purchaser, addressed as follows:

Denison Mines Corp.
595 Bay Street
Suite 402
Toronto, Ontario M5G 2C2

Attention:	President and Chief Executive Officer
Facsimile:	(604) 631-3309

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with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario, Canada
M5H 3C2

Attention:	Chad Accursi
Facsimile:	(416) 642-7131

(b)	the Shareholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

DENISON MINES CORP.

By:
Name:
Title:

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Facsimile:

Email:

(Number of Shares Held)

(Number of Options Held)

(Number of Warrants Held)

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

SUPPORT AGREEMENT

THIS AGREEMENT is made as of the      day of July, 2015.

BETWEEN:

(the “Shareholder”)

- and -

FISSION URANIUM CORP., a corporation incorporated under the Canada Business Corporations Act

(“Fission”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Denison Mines Corp. (the “Company”), a corporation existing under the laws of the Province of Ontario, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Shareholder is the holder of that number of options to acquire Shares (the “Options”), if any, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS Fission and the Company entered into a binding letter agreement dated July 6, 2015 (the “Letter Agreement”) and propose to negotiate and enter into a definitive acquisition agreement (the “Acquisition Agreement”) which will supersede the Letter Agreement;

AND WHEREAS the Letter Agreement contemplates an arrangement whereby, among other things, the Company will acquire, directly or through a wholly owned subsidiary, all of the issued and outstanding common shares of Fission (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that Fission has been induced to continue to negotiate the Acquisition Agreement and to pursue the completion of the Arrangement by the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Letter Agreement shall have the respective meanings ascribed to them in the Letter Agreement.

For the purposes of this Agreement:

“Subject Securities” means, collectively, the Shareholder’s Subject Shares and Subject Options;

“Subject Options” means that number of Options set forth on the Shareholder’s signature page attached to this Agreement, if any, being all of the Options owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction;

“Subject Shares” means that number of Shares set forth on the Shareholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the exercise by the Shareholder of Options or otherwise acquired by the Shareholder after the date hereof; and

ARTICLE 2

COVENANTS

Section 2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of Fission that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of shareholders of the Company called to vote upon the issuance of the Shares pursuant to the Arrangement, the change of the Company’s name to “Denison Energy Corp.”, and the consolidation of the Shares on a 2 to 1 basis following the completion of the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect thereto is sought, the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities in favour of the approval of the issuance of the Shares pursuant to the Arrangement, the change of the Company’s name to “Denison Energy Corp.”, and the consolidation of the Shares on 2 to 1 basis following the completion of the Arrangement and any other matter necessary for the consummation of the Arrangement;

(b)

at any meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall, to the extent the Shareholder is entitled to vote thereon, cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Letter Agreement, the Acquisition Agreement or the Arrangement;

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(c)	the Shareholder shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and shall not permit any such Person to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than Fission and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Arrangement;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal; or

(v)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(d)

the Shareholder will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than Fission) by such Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents in with respect to any potential Acquisition Proposal, whether or not initiated by the Shareholder or any of its officers, directors, employees, representatives or agents;

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(e)

the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any Person, other than pursuant to the Letter Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(f)

subject to Section 5.1, the Shareholder shall not call any meeting of shareholders, give any consents or approvals or take any other action of any kind, directly or indirectly, which is reasonably likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Letter Agreement;

(g)

the Shareholder shall, as a holder of Subject Securities, reasonably cooperate with the Company and Fission to successfully complete the Arrangement and the other transactions contemplated by the Letter Agreement and this Agreement and to oppose any matters that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Letter Agreement, the Acquisition Agreement or the Arrangement;

(h)

without limiting the generality of Section 5.2, no later than five Business Days prior to the date of the Meeting: (i) with respect to any Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to Fission concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Fission concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked without the written consent of Fission.

Section 2.2	Co-operation/Alternative Transaction

If Fission concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Letter Agreement whereby the Company and/or its affiliates effectively provide the shareholders of Fission with consideration for each of Fission’s issued and outstanding common shares at least equal to the Exchange Ratio, and otherwise on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Letter Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement.

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Section 2.3	Covenants of Fission

Fission agrees to comply with its obligations under the Letter Agreement. Fission hereby agrees and confirms to the Shareholder that it shall take all steps required of it to consummate the Arrangement. Fission hereby covenants and agrees that it shall not, without the prior written consent of the Shareholder: (i) impose additional conditions to completion of the Arrangement; or (ii) other than as contemplated in the Letter Agreement, otherwise vary the Arrangement or any terms or conditions thereof in a manner that is adverse to shareholders of the Company.

Section 2.4	Definitive Agreement

The Shareholder acknowledges that Fission and the Company intend to negotiate and enter into a definitive Acquisition Agreement, which will be consistent with the Letter Agreement but which will set out more detailed provisions regarding the Arrangement. The Shareholder agrees that this Agreement shall continue in full force and effect notwithstanding Fission and the Company entering into the Acquisition Agreement and the Acquisition Agreement thereby superseding the Letter Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Fission as follows, and acknowledges that Fission is relying upon such representations, warranties and covenants in entering into this Agreement and the Letter Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

Ownership of Shares and Other Securities. The Shareholder is the sole registered and/or beneficial owner of its Subject Securities. The Shareholder does not own or have any interest in any other securities of the Company.

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The Shareholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound,

(ii)

require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake) or permit, authorization, consent or approval of, any Regulatory Authority or any other Person, or

(iii)

subject to compliance with any approval or Laws contemplated by the Letter Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a materially adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Regulatory Authority against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

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(f)

No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Letter Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)

Consents. No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other Person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

(i)

Legal Proceedings. There are no legal proceedings in progress or pending before any Regulatory Authority or threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any material manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Securities.

Section 3.2	Representations and Warranties of Fission

Fission hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Fission validly subsists under the laws of Canada and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Fission have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Fission and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

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ARTICLE 4

TERMINATION

Section 4.1	Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of Fission and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of Fission in this Agreement shall not be true and correct in all material respects; or (ii) if Fission shall not have complied with its covenants to the Shareholder contained in this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Letter Agreement; provided that the Shareholder has notified Fission in writing of any of the foregoing events and the same has not been cured by Fission within 10 Business Days of the date such notice was received by Fission;

(c)

by Fission if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to Fission contained in this Agreement, provided that Fission have notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 10 Business Days of the date such notice was received by the Shareholder; or

(d)	by Fission or the Shareholder, as the case may be, if the Letter Agreement or the Acquisition Agreement is terminated in accordance with its terms.

Section 4.2	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Shareholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities.

ARTICLE 5

GENERAL

Section 5.1	Fiduciary Obligations

Fission agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholder in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his fiduciary duties as a director or officer of the Company.

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Section 5.2	Further Assurances

Each of the Shareholder and Fission will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3	Disclosure

Each of the Shareholder and Fission hereby consents to the disclosure of the substance of this Agreement in any news release or any circular relating to the East Meeting or the West Meeting.

Except as set forth above or as required by applicable laws or regulations or by any Regulatory Authority or in accordance with the requirements of any stock exchange, the Shareholder shall not make any public announcement or statement with respect to this Agreement without the approval of Fission, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with Fission prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4	Time

Time shall be of the essence in this Agreement.

Section 5.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein.

Section 5.6	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Letter Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

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Section 5.9	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that Fission may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Shareholder.

Section 5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.11	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Fission, addressed as follows:

West
700 - 1620 Dickson Avenue
Kelowna, BC
V1Y 9Y2

Attention:	Devinder Randhawa, Chairman and Chief Executive Officer
Facsimile:	(250) 868-8493

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, Canada
BC V7X 1L3

Attention:	Bob Wooder
Facsimile:	(604) 631-3309

(b)	the Shareholder, as set forth on the signature page to this Agreement.

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or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

FISSION URANIUM CORP.

By:
Name:
Title:

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Facsimile:

Email:

(Number of Shares Held)

(Number of Options Held)

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

SCHEDULE B

DEFINITIONS

“Affiliate” has the meaning given to it in the Securities Act;

“Acquisition Proposal” shall have the meaning ascribed to such term in Schedule C;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

“Confidentiality Agreement” means the confidentiality agreement made with effect as of the 29th day of June, 2015 between Denison and Fission;

“Denison Financial Advisors” means Pareto Securities and Haywood Securities;

“Eligible Holder” means a beneficial holder of Fission Shares that is: (i) a resident of Canada for the purposes of the Income Tax Act (Canada) and not exempt under Part I of the Income Tax Act (Canada); (ii) a non-resident of Canada for purposes of the Income Tax Act (Canada) whose Fission Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Income Tax Act (Canada); or (iii) a partnership, any member of which is resident in Canada for the purposes of the Income Tax Act (Canada) (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Income Tax Act (Canada));

“Effective Date” means the closing date of the Transaction, which shall be no later than the Outside Date, subject to extension;

“Fission Financial Advisor” means Dundee Securities Ltd.;

“Fission Strategic Advisor” means BMO Nesbitt Burns Ltd.;

“Law” means any applicable laws, including international, national, federal, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, forms, ordinances, or other requirements of any Regulatory Authority having the force of law;

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)	relating to the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general;

(b)	affecting the uranium mining industry or nuclear power generation industry in general;

(c)	relating to a change in the market trading price of shares of that person, either:

(i)	related to this letter agreement and the Transaction or the announcement thereof, or

(ii)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a) or (b), above, or clause (d), below; or

(d)

relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“Outside Date” means October 19, 2015, or such later date as may be agreed by the Parties;

“Regulatory Authority” means:

(a)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the TSX Venture Exchange;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors); and

“Securities Act” means the Securities Act (Ontario).

SCHEDULE C

ACQUISITION PROPOSALS, TERMINATION FEE

AND EXPENSE REIMBURSEMENT

1.	Acquisition Proposals and Superior Proposals

(a)

“Acquisition Proposal” means, other than the transactions contemplated by this letter agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets), or (ii) 20% or more of the issued and outstanding voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; in all cases, whether in a single transaction or in a series of related transactions. For the purposes of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “100%”;

(b)

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Denison or Fission, as the case may be, after the date hereof that, in the good faith determination of the Denison Board or the Fission Board, as applicable, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a material breach of Section 2 of this Schedule C, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, is made available to all Denison Shareholders or Fission Shareholders, as the case may be, on the same terms and conditions; (vi) failure to recommend such Acquisition Proposal to the Denison Shareholders or Fission Shareholders, as the case may be, would be inconsistent with the Denison Board’s fiduciary duties or the Fission Board’s fiduciary duties, respectively; and (vii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 3 of this Schedule C).

2.	Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall direct and cause its respective officers, directors, employees, Representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries. Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Transaction or the entry into this Letter Agreement shall not be a violation of this Section 2(a)).

(b)

Subject to Section 3 of this Schedule C or unless permitted pursuant to Section 2, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, Representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal provided however that a Party may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five (5) Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to any other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party the approval, recommendation or declaration of advisability of its Board of Directors of the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of Directors of the Transaction within five (5) Business Days after an Acquisition Proposal relating to such Party has been publicly announced shall be considered an adverse modification;

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or in the event that it completes any other transaction with the other Party or with an affiliate of the other Party that is agreed to prior to any termination of this Letter Agreement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of its Board of Directors to approve the Transaction.

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this Letter Agreement:

(A)

The Board of Directors of a Party (in this section, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party after the date of this Letter Agreement and did not otherwise result from a breach of this Section 2 by the Solicited Party and that its Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel may reasonably be expected to lead to a Superior Proposal, provided however, that prior to taking any such action the Board of Directors of the Solicited Party determines in good faith, after consultation with outside counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if the Solicited Party provides confidential non-public information to such person, the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that such agreement shall not preclude such person from making a Superior Proposal and such agreement shall not restrict or prohibit the Solicited Party from disclosing to the other Party any details concerning the Acquisition Proposal or any Superior Proposal made by such Person.

The Solicited Party shall be permitted to provide such person with access to information regarding the Solicited Party; provided that the Solicited Party sends a copy of any such confidentiality agreement to the other Party promptly upon its execution and the other Party is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided;

(B)

Nothing in this agreement shall prohibit the Board of a Party from making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time if, in the good faith judgment of such Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that:

(i) no Change in Recommendation may be made in relation to an Acquisition Proposal unless a Party complies with Section 3;

(ii) subject to paragraph (i) above, prior to making a Change in Recommendation, a Party shall give to the other Party not less than 48 hours’ notice of its intention to make such Change in Recommendation;

(iii) where, having first given notice of its intention to do so pursuant to paragraphs (i) or (ii) above, the Board of a Party makes a Change in Recommendation and the other Party does not exercise its right of termination prior to the relevant shareholders Meeting, the Party shall hold its Meeting on the date for which such meeting is scheduled (subject to adjournment in accordance with this agreement).

(c)

From and after the date of this Letter Agreement, each Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request. Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, financial advisors or other advisors or representatives.

3.	Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 2 of this Schedule C with respect thereto, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3) received prior to the date of approval of the Transaction by its shareholders and terminate this Letter Agreement if, and only if: (i) the Terminating Party has provided the other Party with a copy of the Superior Proposal document; (ii) the Terminating Party has provided the other Party with the information regarding such Superior Proposal required under Section 2(c); (iii) the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Letter Agreement and to approve or recommend such Superior Proposal; and (iv) five (5) Business Days shall have elapsed from the later of the date the other Party received written notice (a “Superior Proposal Notice”) advising it that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date such Party received a copy of such Superior Proposal document. In the event that the Terminating Party provides the other Party with a Superior Proposal Notice on a date that is less than seven Business Days prior to its meeting of shareholders the Terminating Party shall, at the request of the other Party, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Superior Proposal Notice. If the circular has been sent to shareholders of the Terminating Party prior to the expiry of the five Business Day period set forth in this Section 3(a) and, during such period, the other Party requests in writing that the special meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Transaction to be voted on at such meeting.

(b)

During the five Business Day period referred to in Section 3(a)(iv) of this Schedule C, the Terminating Party agrees that the other Party shall have the right, but not the obligation, to offer in writing to amend the terms of this Letter Agreement. The Board of Directors of the Terminating Party will review any written proposal to amend the terms of this Letter Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of the Terminating Party so determines, the Terminating Party will enter into an amended agreement with the other Party reflecting the amended proposal. If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 hereof.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (iv) of Section 3(a) of this Schedule C and will initiate an additional five Business Day notice period.

4.	Termination Payment

In the event that:

(a)	a Party enters into an Agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 3 of this Schedule C; or

(b)	a Party makes a Change of Recommendation in respect of the Transaction;

then such Party (the “Terminating Party”) shall pay to the other Party (the “Non-Terminating Party”) an amount in cash equal to $14,000,000 (any such payment, the “Termination Payment”), in immediately available funds. Each of the Parties hereby acknowledges that the Termination Payment to which they may become entitled as a Non-Terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Non-Terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a Party of the Termination Payment, such Party shall have no further claim against the Terminating Party at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by a Terminating Party of any of its obligations hereunder or otherwise to obtain specific performance).

In addition to the foregoing, if this Agreement is terminated due to the failure by the shareholders of a Party to approve the Transaction (such Party the “Non-Approving Party”) at the relevant Meeting, and prior to such Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within 6 months of the date of such termination, the Person who made such Acquisition Proposal or an affiliate of such Person:

(A)	directly or indirectly acquires the Non-Approving Party by takeover bid, arrangement, business combination or otherwise;

(B)

directly or indirectly acquires the assets of the Non-Approving Party or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of the Non-Approving Party; (2) generate more than 50% of the consolidated revenue of the Non-Approving Party; or (3) generate more than 50% of the consolidated operating income of the Non-Approving Party;

(C)	directly or indirectly acquires more than 50% of the voting or equity securities of the Non-Approving Party; or

(D)

the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of or the non-Approving Party’s Board approves or recommends a transaction contemplated by (A), (B) or (C) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then the Non-Approving Party shall pay to the other Party the Termination Fee set out above.

5.	Expense Reimbursement

In the event that a Party terminates this Agreement pursuant to Section 12(f) of the letter agreement (the “Non-Defaulting Party”) then the other Party shall reimburse the Non-Defaulting Party in respect of the expenses it has actually incurred in respect of the Transaction to a maximum of $1,200,000. Such reimbursement shall be made within three Business Days of a request for reimbursement. Once such reimbursement has been paid such right to reimbursement shall be the sole right and remedy of such Non-defaulting Party has in respect of the other Party.

SCHEDULE D

Name	Retention Bonus Amount

The Parties acknowledge and agree that, subject to regulatory approval, the Denison Shares to be issued as consideration for the retention payments described above will be valued at the volume weighted average price of the Denison Shares on the TSX for the five days immediately following completion of the Transaction.

PERSONAL INFORMATION HAS BEEN REDACTED